                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               SECURED INCOME L.P.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

              AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC. - OFFEROR
                        AIMCO PROPERTIES, L.P. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    813901105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  M. Todd Wade
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

      Transaction Valuation*              Amount of Filing Fee
      $19,148,056.50                      $2,426.06

   * For purposes of calculating the fee only. This amount assumes the purchase of 821,805 units of limited partnership interest of Secured Income L.P. for $23.30 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the maximum aggregate offering price.

      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   ______________  Filing Party:   ________________

      Form or Registration No.:  ______________  Date Filed:    ________________

( ) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      (X)   third-party tender offer subject to Rule 14d-1.

      ( )   issuer tender offer subject to Rule 13e-4.

      ( )   going-private transaction subject to Rule 13e-3.

      ( )   amendment to Schedule 13D under Rule 13d-2.


      Check the following box if the filing is a final amendment reporting the results of the tender offer: ( )

                             TENDER OFFER STATEMENT


      This Tender Offer Statement on Schedule TO relates to the offer by AIMCO/Bethesda Holdings Acquisitions, Inc. ("AIMCO/Bethesda"), a Delaware corporation, to purchase units of limited partnership interest of Secured Income L.P., a Delaware limited partnership, at a price of $23.30 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 1, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule TO.

ITEM 1.     SUMMARY TERM SHEET.

      The information set forth under "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

      (a) The information set forth under "THE OFFER -- Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive offices are located at 599 W. Putnam Avenue, Greenwich, Connecticut 06830, and its phone number is (203) 869-0900.

      (b)-(c) The information set forth under "THE OFFER -- Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

      (a)-(c) This Schedule TO is being filed by AIMCO/Bethesda, AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). AIMCO/Bethesda is an indirect wholly owned subsidiary of AIMCO Properties. AIMCO-GP is the general partner of AIMCO Properties and a wholly owned subsidiary of AIMCO. The principal business of AIMCO, AIMCO-GP, AIMCO Properties, and AIMCO/Bethesda is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO/Bethesda is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and its telephone number is (303) 757-8101.

      The information set forth under "THE OFFER -- Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

      During the past five years, none of AIMCO, AIMCO-GP, AIMCO Properties or AIMCO/Bethesda, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.     TERMS OF THE TRANSACTION.

      (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal and Acknowledgment and Agreement is incorporated herein by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a) and (b) The information set forth under "SUMMARY TERM SHEET -- Conflicts of Interest," "THE OFFER -- Section 9. Background and Reasons for the Offer" and "THE OFFER -- Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (c)(1)-(6) The information set forth under "SUMMARY TERM SHEET -- The Offer, "THE OFFER -- Section 9. Background and Reasons for the Offer" and "THE OFFER -- Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

      (c)(7) The information set forth under "THE OFFER -- Section 7. Effects of the Offer -- Effect on Trading Market; Registration Under 12(g) of the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET -- Availability of Funds," "THE OFFER -- Section 15. Source of Funds" and "THE OFFER -- Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth under "THE OFFER -- Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

      (b)   Not applicable.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      The information set forth under "THE OFFER -- Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

      (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2003, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the quarters ended June 30, 2004 and June 30, 2003 set forth in
Part I, Item 1 of AIMCO Properties' Quarterly Report on Forms 10-Q for the quarter ended June 30, 2004, are incorporated herein by reference. Such reports may be inspected at the Securities and Exchange Commission's (the "Commission") public reference room in Washington, D.C., located at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549, telephone 1-800-SEC-0330. A copy of the report can be also obtained from the Commission's web site at www.sec.gov.

      (b)   Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

      The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Secured Income L.P., dated September 1, 2004.

(a)(2) Letter of Transmittal and related instructions, dated September 1, 2004 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1) hereto).

(a)(3)      Acknowledgement and Agreement, dated September 1, 2004.

(a)(4) Letter, dated September 1, 2004, from AIMCO/Bethesda to the limited partners of Secured Income L.P..

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed with the Commission on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2004 filed with the Commission on Form 10-Q on August 9, 2004 is incorporated herein by reference.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Third Amendment, dated as of February 14, 2003, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(3) Second Amendment, dated as of August 2, 2002, to the Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman Commercial Paper, Inc., and the other financial institutions party thereto (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001, is incorporated herein by reference).

(d)   Not applicable.

(g)   None.

(h)   None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2004

                                    AIMCO PROPERTIES, L.P.

                                    By:  AIMCO-GP, INC.
                                        --------------------------------
                                           (General Partner)

                                    AIMCO-GP, INC.

                                    APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                    AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.

                                    By:      /s/ Martha L. Long
                                         -------------------------------
                                         Senior Vice President
                                         of each of the foregoing entities

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
(a)(1)            Offer to Purchase limited partnership units of Secured Income
                  L.P., dated September 1, 2004.

(a)(2)            Letter of Transmittal and related instructions, dated
                  September 1, 2004 (included as Annex II to the Offer to
                  Purchase attached as Exhibit (a)(1) hereto).

(a)(3)            Acknowledgement and Agreement, dated September 1, 2004.

(a)(4) Letter, dated September 1, 2004, from AIMCO/Bethesda to the limited partners of Secured Income L.P..

(a)(5)            Annual Report of AIMCO Properties for the year ended
                  December 31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6)            Quarterly Report of AIMCO Properties for the period ended
                  June 30, 2004 filed with the Commission on Form 10-Q on
                  August 9, 2004 is incorporated herein by reference.

(b)(1)            Fifth Amended and Restated Credit Agreement, dated as of
                  February 14, 2003, by and among AIMCO, AIMCO Properties,
                  AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of
                  America, N.A., and each lender from time to time party thereto
                  (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2)            Third Amendment, dated as of February 14, 2003, to the Interim
                  Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman
                  Commercial Paper, Inc., Lehman Brothers, Inc., and each lender from time to time party thereto (Exhibit 10.38.2 to AIMCO's
                  Annual Report on Form 10-K for the fiscal year ended December
                  31, 2002 is incorporated herein by reference).

(b)(3)            Second Amendment, dated as of August 2, 2002, to the Interim
                  Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, NHP Management Company, AIMCO, Lehman
                  Commercial Paper Inc., Lehman Brothers Inc., and each lender from time to time party thereto (Exhibit 10.3 to AIMCO's
                  Quarterly Report on Form 10-Q for the quarterly period ended
                  June 30, 2002 is incorporated herein by reference).

(b)(4) Interim Credit Agreement, dated as of March 11, 2002, by and among AIMCO, AIMCO Properties, NHP Management Company, Lehman
                  Commercial Paper, Inc., and the other financial institutions party thereto

EXHIBIT NO.       DESCRIPTION
                  (Exhibit 10.32 to AIMCO's Annual Report on Form 10-K for the
                  year ended December 31, 2001, is incorporated herein by
                  reference).

(d)               Not applicable.

(g)               None.

(h)               None.